AH 4/12/2002

TC 4/10

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02022873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51023

SEC MAIL PROCESSING RECEIVED MAR 05 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FENWICK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5217 LOVERS LANE
(No. and Street)

KALAMAZOO	MI	49002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC ARNOLD, PRESIDENT 616-382-5280
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEBER, DILLENBECK & CRAFT, P.C. CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

555 W. CROSSTOWN PKWY., STE. 304	KALAMAZOO	MI	49008
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ERIC ARNOLD, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FENWICK SECURITIES, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VALERIA J WILKINSON
NOTARY PUBLIC STATE OF MICHIGAN
KALAMAZOO COUNTY
MY COMMISSION EXP. DEC. 9,2005

Eric A. Arnold
Signature

PRESIDENT
Title

Valeria J. Wilkinson
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENWICK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2001 and 2000

SEBER, DILLENBECK & CRAFT, P.C.
Certified Public Accountants

TABLE OF CONTENTS

Seber, Dillenbeck & Craft, P.C.
Consultants & Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fenwick Securities, Inc.

We have audited the accompanying statements of financial condition of Fenwick Securities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenwick Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page nine is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seber, Dillenbeck & Craft P.C.

Seber, Dillenbeck & Craft, P.C.
Kalamazoo, Michigan

January 19, 2002

FENWICK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

		2001		2000
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	8,366	$	7,833
Commissions receivable		557		391
Deferred tax asset, *Notes A and C*		153		82
TOTAL CURRENT ASSETS		9,076		8,306
OTHER ASSETS				
NASD deposits		155		497
Organizational costs, net of accumulated amortization		1,322		2,043
TOTAL OTHER ASSETS		1,477		2,540
TOTAL ASSETS	**$**	**10,553**	**$**	**10,846**
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Commissions payable	$	215	$	106
STOCKHOLDERS' EQUITY				
Common stock - $1 stated value:				
60,000 shares authorized				
50 shares issued and outstanding		50		50
Paid-in capital		11,157		11,157
Accumulated deficit		(869)		(467)
TOTAL STOCKHOLDERS' EQUITY		10,338		10,740
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**10,553**	**$**	**10,846**

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUE		
Commissions, *Note A*	$ 134,869	$ 89,528
Interest income	217	214
TOTAL REVENUE	135,086	89,742
OPERATING EXPENSES		
Management fees, *Note D*	57,000	49,000
Commissions	71,705	31,502
Professional fees	5,650	5,000
Amortization	721	721
Bond	400	315
Licenses and taxes	180	116
Bank charges	13	---
Seminars and training	---	1,096
Equipment	---	495
Fees	(110)	1,402
TOTAL OPERATING EXPENSES	135,559	89,647
INCOME (LOSS) BEFORE BENEFIT FROM (PROVISION FOR) INCOME TAXES	(473)	95
BENEFIT FROM (PROVISION FOR) FEDERAL INCOME TAXES	71	(14)
NET INCOME (LOSS)	**$ (402)**	**$ 81**

FENWICK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	Capital Stock		Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
January 1, 2000	50	$ 50	$ 11,157	$ (548)	$ 10,659
Net income	---	---	---	81	81
December 31, 2000	50	50	11,157	(467)	10,740
Net loss	---	---	---	(402)	(402)
December 31, 2001	**50**	**$ 50**	**$ 11,157**	**$ (869)**	**$ 10,338**

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (402)	$ 81
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization	721	722
Decrease (increase) in deferred taxes	(71)	14
Increase in commissions receivable	(166)	(340)
Decrease (increase) in deposits	342	(307)
Increase in commissions payable	109	106
NET CASH PROVIDED BY OPERATING ACTIVITIES	533	276
NET INCREASE IN CASH	**533**	**276**
Cash at beginning of year	7,833	7,557
CASH AT END OF YEAR	**$ 8,366**	**$ 7,833**

FENWICK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000

NOTE A – **Summary of Significant Accounting Policies**

Business Activity

Fenwick Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Michigan corporation that is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services. Its customers are located primarily in Southwest Michigan.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash Equivalents

For purposes of the statement of cash flows, cash is defined as cash in checking, savings, and money market accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

FENWICK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
For the Years Ended December 31, 2001 and 2000

NOTE B – **Concentration of Credit Risk**

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE C – **Income Taxes**

The current and deferred portions of the income tax expense or benefit included in the statements of operations as determined in accordance with FASB Statement 109, *Accounting for Income Taxes*, are as follows:

	2001	2000
Deferred tax benefit (expense)	$ 71	$ (14)

Net deferred tax assets in the accompanying statements of financial condition include the following components:

	2001	2000
Current deferred tax assets		
Net operating loss carryforwards expiring in 2021 and 2017	$ 153	$ 82

NOTE D – **Related Party Transactions**

The Company shares office space and certain administrative expenses with other entities under common control. The Company's share of such costs, included in operating expenses as management fees, totaled $57,000 and $49,000 during the years ended December 31, 2001 and 2000, respectively.

FENWICK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
For the Years Ended December 31, 2001 and 2000

NOTE E – **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $8,708 and $8,118 at December 31, 2001 and 2000, respectively, which was $3,708 and $3,118 in excess of its required net capital at December 31, 2001 and 2000, respectively. The Company had aggregate indebtedness of $215 and $106 at December 31, 2001 and 2000, respectively.

NOTE F – **Cash Flow Information**

The Company paid no interest or income taxes during the years ended December 31, 2001 and 2000.

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

FENWICK SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	10,338
Deductions and/or charges:		
Total nonallowable assets		(1,630)
NET CAPITAL	$	8,708

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	14
Minimum dollar net capital requirement for broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	3,708
Excess net capital at 1,000%, as defined	$	8,686

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	215
Ratio of aggregate indebtedness to net capital		.02 to 1

At December 31, 2001, there was no material difference between audited net capital above and net capital as reported in the Company's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Company claims exemption under section k(1), *Limited Business* (mutual funds and/or variable annuities only). As a result, schedules II, III and IV, required under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.

Seber, Dillenbeck & Craft, P.C.
Consultants & Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Fenwick Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Fenwick Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 on their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seber, Dillenbeck & Craft, P.C.

Seber, Dillenbeck & Craft, P.C.
Kalamazoo, Michigan

January 19, 2002